214.981.9080

July 26, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention:  Ms. Angela R. McHale, Staff Attorney

Re:	Foreclosure Solutions, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 21, 2011
File No. 333-173215
Letter dated July 22, 2011 from the Securities and Exchange Commission

Ladies and Gentlemen:

We are acting as securities counsel to Foreclosure Solutions, Inc., a Texas corporation (the “Company”), in connection with the Registration Statement on Form S-1, including the prospectus included therein (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), to register 2,000,000 shares of common stock, par value $0.0001 per share, of the Company held by 35 selling security holders (the “Offering”).  The Registration Statement was originally filed by the Company with the Commission on March 31, 2011, and its file number is 333-173215.  An Amendment No. 1 to the Registration Statement was originally filed by the Company with the Commission on June 20, 2011.  An Amendment No. 2 to the Registration Statement was originally filed by the Company with the Commission on July 12, 2011. An Amendment No. 3 to the Registration Statement was originally filed by the Company with the Commission on July 21, 2011.

We are in receipt of a letter dated July 22, 2011 from the Commission to the Company in which the Commission details its comments to the Amendment No. 3 to the Registration Statement as originally filed on July 21, 2011 (the “Comment Letter”).  In response to the Comment Letter, the Company is amending its Registration Statement by filing with the Commission an Amendment No. 4 to the Registration Statement (the “Amendment”).  A copy of the Amendment and a marked copy of the Amendment, comparing the Amendment to the Amendment No. 3 to the Registration Statement as filed on July 21, 2011 are included with this letter.

The Company intends for the Amendment to respond to each of the Commission’s comments as described in the Comment Letter.  A summary of the Company’s responses to the Commission’s comments, using the numbering system set forth in the Comment Letter, is set forth below.

General

1.
In response to the Commission’s comment, the Company has revised the Registration Statement to include an exhibit that contains an acknowledgement letter from the Company’s auditor regarding the use of the review report in the filing.  Please refer to Exhibit 23.1.

Sincerely,

/s/ Bell Nunnally & Martin LLP
BELL NUNNALLY & MARTIN LLP

Enclosures as stated